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Exhibit (a)(2)(xxviii)

Q&A on the Sanofi-Aventis Liquidity Arrangements

Q:    Aventis has negotiated a "liquidity agreement" for Aventis stock options. What is a liquidity agreement?

A:    Assuming Sanofi's offer is successful, it is entirely possible that there will be only a small residual market for Aventis shares with little active trading, or Aventis shares may no longer be traded on any stock exchange at all. This lack of a liquid market for Aventis shares would make it difficult for our option holders to benefit from the value of the Aventis share they would receive after exercising an option. As a result, Aventis has negotiated an arrangement with Sanofi to try to overcome the problems created by this lack of liquidity.

Q:    What is the concept behind a liquidity agreement?

A:    The objective is to enable holders of Aventis stock options to both maintain their rights under the option plans (e.g., exercise price, duration, tax benefits) while allowing them to benefit from the exchange offer. The general result we have sought is to allow an employee exercising an option for one Aventis share at a given price to in effect retroactively "tender" that share into the exchange offer and obtain the corresponding number of Sanofi-Aventis shares (based on the offer's exchange ratio of 1.1739). Because of tax and other constraints, the exact mechanisms used to achieve that goal are different depending on whether the options are purchase options or subscription options, and will vary by country. Aventis and Sanofi-Synthélabo have agreed that if there are specific situations not adequately covered by the liquidity mechanisms envisaged, we would work together to design a solution.

Q:    When will I know more about the details of this liquidity arrangement?

A:    Aventis and Sanofi have agreed that within 30 days of the French offer results being published, and assuming the offer is successful, we will mail a letter to option holders explaining the details of the liquidity mechanism.

Q:    I have heard that the liquidity mechanism is available until March 31, 2005, but I have options that are not exercisable until after that.

A:    You must decide by March 31, 2005, whether or not you choose to sign up for the liquidity mechanism, but if you have signed up, the liquidity mechanism will provide coverage for the full exercise period.

Q:    What are the main differences between countries?

A:    To summarize, there are countries where Aventis options can be exchanged for Sanofi-Aventis options with similar terms, and other countries where Aventis shares obtained from option exercise can be exchanged for Sanofi-Aventis shares.

In some countries, like the United States and Germany, it is possible for an employee to cancel his or her Aventis options and replace them with new Sanofi-Aventis options. In those countries, Sanofi-Aventis will therefore ask Aventis option holders to trade their existing Aventis options for new Sanofi-Aventis options having essentially the same contractual terms, except rather than Aventis shares they will give right to a number of Aventis-Sanofi shares calculated with reference to the exchange offer accepted by our shareholders.

In other countries, like France, where there would be tax penalties on such an exchange of Aventis options for new Sanofi-Aventis options, Aventis option holders would continue to hold their Aventis options, but be given the opportunity to exchange the Aventis shares resulting from their option exercise for Sanofi-Aventis shares. If there is still a liquid trading market available for the Aventis shares (ie, if they continue to trade on the Paris, Frankfurt or New York stock exchanges and if there is a minority interest of at least 10%), then there will be no exchange for Sanofi-Aventis shares, because option holders can sell onto the market as they would have done had there been no combination of Aventis and Sanofi.

Q:    What are the differences between purchase options and subscription options?

A:    In terms of the final result for the option holder, there is no real difference even though the underlying contractual mechanism is not the same. There are, however, differences by country that apply equally to both purchase and subscription options that should be taken into account (see above).

Notice Regarding Important Information

        Aventis shareholders are advised to read Aventis' Note d'information en réponse registered under visa no 04-0135 with the Autorité des marchés financiers (the "AMF"). This document contains important information. Aventis shareholders are also advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it contains important information. The Note d'information en réponse and the Solicitation/ Recommendation Statement and other public filings made from time to time by Aventis with the AMF or the SEC are or will be made available without charge by Aventis and and are available without charge from the AMF's website at www.amf-france.org and from the SEC's website at www.sec.gov.

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  Exhibit (a)(2)(xxviii)